U.S. SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1)

                         SYNOVICS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                        87163M10 1 (formerly 090946 10 4)
                                 (CUSIP Number)

          Nirmal Mulye, Ph.D., President, Nostrum Pharmaceuticals, Inc.
          10 Erin Court, Kendall Park, New Jersey 08824 (732) 422-0416
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 18, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 87163M10 1                                           Page 2 of 5 Pages


1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Nostrum Pharmaceuticals, Inc.
      51-0365768

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|

3.    SEC Use Only



4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|

6.    Citizenship or Place of Organization

      Delaware, USA

Number of         7.    Sole Voting Power
Shares
Beneficially            None
Owned by
Each              8.    Shared Voting Power
Reporting
Person                  10,661,000
With

                  9.    Sole Dispositive Power

                        None

                  10.   Shared Dispositive Power

                        10,661,000

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      10,661,000

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             |_|

13.   Percent of Class Represented by Amount in Row (11)

      47%

14.   Type of Reporting Person

      CO

                                  SCHEDULE 13D

CUSIP No. 87163M10 1                                           Page 3 of 5 Pages


1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Nirmal V. Mulye, Ph.D.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|

3.    SEC Use Only



4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|

6.    Citizenship or Place of Organization

      United States

Number of         7.    Sole Voting Power
Shares
Beneficially            None
Owned by
Each              8.    Shared Voting Power*
Reporting
Person                  10,661,000
With

                  9.    Sole Dispositive Power

                        None

                  10.   Shared Dispositive Power*

                        10,661,000

11.   Aggregate Amount Beneficially Owned by Each Reporting Person*

      10,661,000

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             |_|

13.   Percent of Class Represented by Amount in Row (11)

      47%

14.   Type of Reporting Person

      IN

__________

* All of the shares of Common Stock covered by this report were owned legally by Nostrum Pharmaceuticals, Inc., and none were owned directly by Nirmal V. Mulye, Ph.D. Dr. Mulye is the beneficial owner of all of the outstanding capital stock of Nostrum Pharmaceuticals, Inc.

Item 2.  Identity and Background.

Nostrum Pharmaceuticals, Inc. ("Nostrum")
Nirmal V. Mulye, Ph.D. ("Mulye")

By letter dated September 15, 2006 and delivered to the Company on September 18, 2006, Mulye resigned as a director of Synovics Pharmaceuticals, Inc. (the "Company"). A copy of Mulye's resignation letter has been filed as Exhibit 99.3 hereto.

Item 4.  Purpose of Transaction.

All shares of Common Stock which Nostrum has owned were acquired for investment purposes and as consideration for two pharmaceutical product license agreements by and between the Company and Nostrum dated as of June 16, 2004 and March 16, 2005, respectively. Nostrum may acquire additional shares, dispose of some or all of the shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold shares.

By letter dated September 15, 2006 and delivered to the Company on September 18, 2006, Mulye resigned as a director of the Company. Mulye's decision to resign as a director of the Company was based upon his judgment that recent actions taken by and at the behest of the Company's current Chairman and Chief Executive Officer, Ronald Howard Lane, Ph.D. ("Lane"), have inhibited his ability to participate in his role as a director of the Company to such an extent that his ability to perform his duties and fulfill his obligations to the shareholders of the Company as required under the Nevada General Corporation Law has been severely compromised.

Lane's actions toward Mulye have included the following: (i) denying Mulye's requests for financial, management and other reports and information regarding the operations and condition of the Company; (ii) denying Mulye's requests for copies of the minutes of meetings of the Board of Directors of the Company for the period of time during which Mulye has served as a director of the Company;
(iii) denying Mulye access to specific information with respect to matters on which Mulye is asked to vote as a member of the Company's Board of Directors;
(iv) denying Mulye the opportunity to ask questions to and obtain answers from the Company's legal counsel on occasions when such counsel had been asked by Lane to address legal matters on which the Board was requested to take action; and (v) denying Mulye the opportunity to engage in full substantive deliberations with other members of the Board with respect to matters on which Mulye is then being asked to vote.

Nostrum believes that the Company's management and Board of Directors, including Lane, have a fiduciary duty to act lawfully, prudently and at all times in the best interests of the Company and its shareholders. Nostrum believes that to date, the Company's current Board (other than Mulye) has been unwilling to seriously consider, or in some cases, even to acknowledge, the concerns and suggestions of the Company's shareholders. Indeed, the only response received to date by Nostrum to its concerns regarding the Company's financial condition, strategic plans and breakdown in corporate governance, all of which materially affect shareholder value, has been the Company's erection of a number of elaborative barriers to the participation by its shareholders in corporate governance. Nostrum believes that the erection of these barriers-- which include the adoption of two "advance notice" by-law amendments and a "poison pill" shareholder rights plan --was done by management without regard to the wishes of the Company's shareholders and solely for the purpose of entrenching themselves.

Despite the decision of Mulye to resign from the Company's Board, Nostrum will continue to insist that the Company address Nostrum's as yet unaddressed concerns regarding the Company's financial condition, strategic plans and breakdown in corporate governance all of which materially affect shareholder value. Pursuant to the Technology License Agreement dated as of March 16, 2005, as amended, between the Company and Nostrum, the Company is required to use its best efforts to cause its Board of Directors to be composed of at least three members and to include one nominee of Nostrum during the term of the Agreement. Mulye's resignation from the Board does not in any way constitute a waiver by Nostrum of this right. Nostrum may, at the time of its choosing, request the appointment to the Board of a person nominated by Nostrum. In addition Nostrum and Mulye may take further action to implement their goal of preventing a decline in shareholder value, which action may include but not be limited to (i) influencing the management and Board of the Company, including Lane, to take actions to enhance shareholder value which may include seeking the resignation of Lane and (ii) soliciting proxies or consents, as the case may be, for the election of directors acceptable to Nostrum.

Materials to be Filed as Exhibits.

Item 7.

1. Letter dated September 15, 2006 from Nirmal Mulye to Ronald Howard Lane.

Signature

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 18, 2006
                                       NOSTRUM PHARMACEUTICALS, INC.


                                       By: /s/ Nirmal V. Mulye
                                           ----------------------------------
                                           Name:  Nirmal V. Mulye, Ph.D.
                                           Title: President


                                       /s/ Nirmal V. Mulye
                                       --------------------------------------
                                       NIRMAL V. MULYE, Ph.D.